EXHIBIT 2.5
AMENDMENT TO ASSET PURCHASE AGREEMENT
     This Amendment to Asset Purchase Agreement (this “Amendment”) dated as of November 30, 2007, by and among Smith Micro Software, Inc., a Delaware corporation, and E Frontier Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Purchaser (collectively the “Buyer”), on the one hand, and e frontier, Inc., a company organized under the laws of Japan (“Parent”) and e frontier America, Inc., a California corporation and a wholly-owned subsidiary of Parent (“Seller”), on the other hand, is entered into by and among the undersigned with reference to the following facts:
     WHEREAS, Buyer, Parent and Seller are parties to that certain Asset Purchase Agreement dated as of November 12, 2007 (the “Agreement”);
     WHEREAS, pursuant to Section 11.1 of the Agreement the parties desire to enter into this Amendment in order to amend the Agreement as set forth herein.
     NOW, THEREFORE, the parties agree as follows.
     1. Amendment of Section 2.1 of the Agreement. Section 2.1 of the Agreement is hereby amended by adding the following sentence at the end of Section 2.1: “Notwithstanding any other provision of this Agreement, in the event Parent and Seller do not, at the Closing, sell, transfer, convey, assign and deliver to Buyer exclusive right, title and interest in and to U.S. Trademark Registration No. 3,170,199 for ‘MANGA STUDIO’ related to International Class 009, then the Purchase Price shall be reduced by $400,000. Buyer shall set off such $400,000 against the Holdback Amount. In its sole discretion, Buyer may effect such set off by retaining (i) the amounts of the Holdback Amount that may otherwise be deliverable to Seller on December 31, 2007 and January 31, 2008 and (ii) $150,000 of the amount of the Holdback Amount that may otherwise be deliverable to Seller on March 31, 2008.”
     2. Amendment of Section 2.2 of the Agreement. Section 2.2 of the Agreement is hereby amended by adding the following new Section 2.2(d):
          “(d) Notwithstanding any other provision of this Agreement, if Parent and Seller do not obtain, before December 25, 2007, the Consents necessary to assign the Seller Contracts listed on Schedule 2(d) attached hereto to Buyer, then Buyer shall be entitled to retain $25,000 of the Holdback Amount.”
     3. Amendment of Article 7 of the Agreement. Article 7 of the Agreement is hereby amended by adding the following new Sections 7.12, 7.13, 7.14, 7.15, 7.16, 7.17 and 7.18:
          “7.12 Use of Leased Real Property. Parent and Seller agree that Buyer and the employees listed on Schedule 8.1(g) may continue to use the leased real property located at 5615 Scotts Valley Drive, Suite 210, Scotts Valley, CA 95066 until such time as Buyer can relocate such employees.”
          “7.13 Use of Name. Before December 7, 2007, Parent, Seller and Buyer shall execute and deliver a royalty-free license, in a form acceptable to Buyer, for Buyer to use (i) the name “e frontier” and any logo associated with the name “e frontier” for a period of one year from the Closing Date; and (ii) the “efrontier.com” Internet domain name and address for a period of three months from the Closing Date. Further, such license shall provide that, for a period of one year from the Closing Date, Parent and Seller shall redirect all electronic traffic relating to the Business and the Purchased Assets from the “efrontier.com” Internet domain and address to an Internet domain and address designated by Buyer.”
          “7.14 Poser License. Before December 15, 2007, Parent, Seller and Buyer shall execute and deliver a royalty-free license, in a form acceptable to Buyer, for Parent and Seller to use Poser SDK and the name of PoserFusion™ in their Shade product.”
          “7.15 Japanese Content Paradise. Before December 15, 2007, Parent, Seller and Buyer shall execute and deliver an agreement, in a form acceptable to Buyer, pursuant to which Parent and Seller agree to manage and operate the Japanese version of Content Paradise for a period of one year following the Closing.”
          “7.16 Distribution Agreement. Before December 15, 2007, Parent, Seller and Buyer shall execute and deliver a distribution agreement, in a form acceptable to Buyer and Parent, pursuant to which Parent and Seller agree to distribute Buyer’s products in such territories as may be agreed by the parties and Buyer agrees to distribute Parent’s and Seller’s products in such territories as may be agreed by the parties.”
          “7.17 Work for Hire Agreement. Before December 15, 2007, Buyer, Seller and the Aquazone engineer and artist shall enter into a work for hire agreement in a form acceptable to Buyer and Parent.”
          “7.18 Serial Number Generator SDK License. Before December 15, 2007, Parent, Seller and Buyer shall execute and deliver a royalty-free license, in a form acceptable to Buyer, for Parent and Seller to use the serial number generator SDK that is included in the Purchased Assets.”
     4. Amendment of Section 8.1 of the Agreement. Section 8.1 of the Agreement is hereby amended by removing Sections 8.1(h), (i), (j), (k), (l) and (m) and by renumbering Sections 8.1(n) and (o) as Sections 8.1(h) and (i), respectively.
     5. Amendment of Section 8.1(g) of the Agreement. Section 8.1(g) of the Agreement is hereby amended and restated in its entirety as follows:
          “(g) Employees. Not less than 85% of the individuals listed on Schedule 8.1(g) shall have entered into an offer letter providing for them to become employees of Buyer following the Closing. If, by the terms of his offer letter, Uli Klumpp is not eligible to commence employment with Buyer on the first business day following the Closing Date, Mr. Klumpp shall remain an employee of Seller until he becomes eligible to commence employment with Buyer; provided that (i) Seller shall cause Mr. Klumpp to perform services for Buyer during the period between the Closing Date and the date on which he becomes eligible to commence employment with Buyer (the “Transition Period”), and (ii) Buyer shall reimburse Seller for wages paid to Mr. Klumpp during the Transition Period.”
     6. Counterparts. This Amendment may be executed in counterparts with the same force and effect as if each of the signatories had executed the same instrument.

     7. Definitions. Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Agreement.
     8. Other. Except as provided herein, the Agreement shall continue in full force and effect in accordance with its terms.
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     IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

“Buyer”	“Parent”

SMITH MICRO SOFTWARE INC.	E FRONTIER, INC.

By: /s/ William W. Smith, Jr.	By: /s/ Hiroshi Sato
Name: William W. Smith, Jr.	Name: Hiroshi Sato
Title: President and Chief Executive Officer	Title: Corporate Director

“Seller”

E FRONTIER ACQUISITION CORPORATION	E FRONTIER AMERICA, INC.

By:/s/ William W. Smith, Jr.	By: /s/ Hiroshi Sato
Name: William W. Smith, Jr.	Name: Hiroshi Sato
Title: President and Chief Executive Officer	Title: CEO and President

Schedule 2(d)

Agreement	Type
ASKNET AG	Software Reseller & Distribution Agreement
CELSYS CO, LTD.	Software Distribution & Publishing Agreement
COMMISSION JUNCTION, INC.	CJ Access Advertiser Service Agreement
KEY TECHNOLOGY GMBH	Electronic Agreement
MindVision	License Agreement
MindVision	Vise 8 for MAC License Agreement
MindVision	Vise X for MAC OS X License Agreement
MindVision	Vise X for MAC OS X License Agreement
MindVision	Vise X for MAC OS X License Agreement
MindVision	VSE X MAC OS X License Agreement
Pearson Eductation, Inc.	Publication Agreement
Re:Launch	Sales Representative Agreement
Thomson-Course Technology	Publishing Agreement
TRANS-EUROPE KFT	International Distribution Terms
GE Capital	Equipment Leases